Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$919	$1,198	$733	$837	$743
Fixed charges included in the determination of net income	311	304	310	303	297

Total earnings, as defined	$1,230	$1,502	$1,043	$1,140	$1,040

Fixed charges, as defined:
Interest charges	$320	$311	$320	$297	$290
Rental interest factor	10	10	10	6	7

Total fixed charges, as defined	$330	$321	$330	$303	$297

Ratio of Earnings to Fixed Charges	3.73	4.68	3.16	3.76	3.50